02002746

PRIORITY VENTURES LTD.

710 Back Road Courtenay, B.C. V9N 3X2
Tel: (250) 897-0484 Fax: (250) 897-0483
http://www.priority-pvs.com

S.E.C. FILE NO. 82 - 873

SUPPL

Date: December 13, 2001

Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 220549

U.S. POST OFFICE DELAYED

RECEIVED JAN 23 2002

Dear Sirs:

Pursuant to Rule 12g3-2 (b) (1) (iii), promulgated under the Securities Exchange Act of 1934, we are submitting:

1. News Release 01-28, dated November 22, 2001
2. News Release 01-29, dated December 11, 2001
3. News Release 01-30, dated December 13, 2001

Please acknowledge receipt by stamping the enclosed photocopy of this letter and returning it to us in the enclosed, self-addressed envelope.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Yours truly,

PRIORITY VENTURES LTD.

Per:

Neil R. Swift
President

/hj

File: C:/MyDocuments/Priority/Newsrel/Secomm.ltr

Priority Ventures Ltd.
News Release
December 13, 2001
Release 01-30
Trading Symbol: CDNX : PVS

Vancouver Island Project Sale Rumours Unfounded

Priority Ventures Ltd. is pleased to report that rumours about a sale of the Company or its Vancouver Island coalbed methane play (CBM) are untrue. Recently, contractors for Priority's coalbed methane play have been asked about the validity of rumours being circulated in respect to a sale of the project or entire company to one of its Vancouver Island CBM competitors.

Priority has an existing joint venture partner and is in discussions with other potential joint venture partners at the present time. The joint ventures presently being negotiated have the potential of expanding Priority's coalbed methane project dramatically. It does not; however, involve the selling of any part of the project or company. Priority is currently waiting for its well authorization to begin drilling coalbed methane production wells on Vancouver Island. The permit process has taken longer than anticipated, but is expected early in the new year. Priority intends to begin drilling within days of receipt of the well authorization.

Application Process Promised to Improve

Energy Minister for British Columbia, Richard Neufeld, has vowed to deliver "a new regulatory regime within a month for coal-bed methane projects ". The same article in today's Vancouver Sun goes on to quote an Oil and Gas Commission Manager that "not only is Priority the first coal-bed-methane production application in the province, but its location represents a new B.C. oil and gas basin".

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

NEIL SWIFT
President

S. E .C. FILE NO. 82 – 873
PRIORITY VENTURES LTD.
710 Back Road
Courtenay, B.C.
V9N 3X2

Phone: (250) 897-0484
Fax: (250) 897-0483
Web Site: www.priority-pvs.com
Email: nswift@priority-pvs.com

Priority Ventures Ltd.
News Release
December 11, 2001
Release 01-29
Trading Symbol: CDNX : PVS

Pipeline Owner Proposes to Participate in Priority's CBM Project

Priority Ventures Ltd. is pleased to report about recent meetings with Vancouver Island's pipeline owner, Centra Gas. Natural gas on Vancouver Island presently comes from northeast British Columbia. The costs to transport this gas such a long distance is considerable.

Priority's coalbed gas project on Vancouver Island provides an opportunity for Centra Gas to avoid the high costs of long distance transportation. Centra has offered to participate in Priority's project by permitting and installing gathering lines, provide production facilities including compression, and purchase gas that Priority wishes to sell. This proposal by Centra would allow Priority to devote more capital and corporate resources toward development drilling and target identification. Moreover, Centra's core strengths as a company are pipeline installation, gas distribution and marketing.

Priority has recently met with several large landowners in Priority's area of interest. Discussions to date with two of the landowners will likely increase the scale of Priority's play dramatically. The details of which will be disclosed upon completion of formal agreements.

Priority's well authorization to drill coalbed production wells on Vancouver Island is now into day 66 of the approval process. British Columbia's so-called "one window" approval process has now become four windows. The different Government bodies that Priority has had to receive approval from are the Oil and Gas Commission, Workers Compensation Board, Land Reserve Commission and the Comox Valley Regional District. Priority has been assured of a more streamlined process for subsequent well authorizations. Hopefully time will prove such assurances well founded.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

Neil Swift

NEIL SWIFT
President

S. E .C. FILE NO. 82 – 873
PRIORITY VENTURES LTD.
710 Back Road
Courtenay, B.C.
V9N 3X2

Phone: (250) 897-0484
Fax: (250) 897-0483
Web Site: www.priority-pvs.com
Email: nswift@priority-pvs.com

Priority Ventures Ltd.
News Release
November 22, 2001
Release 01-28
Trading Symbol: CDNX : PVS

Update on Vancouver Island Energy Project

Priority Ventures Ltd. is pleased to announce drilling will commence immediately upon receipt of its well licence. The well license application for drilling coalbed gas on Vancouver Island was submitted to the Oil and Gas Commission October 5, 2001. Priority's coalbed gas well application is unique for British Columbia. Not only is it the first production application in the Province, but it's location on Vancouver Island would represent the discovery of a new oil and gas basin in British Columbia. Consequently the permitting process has been lengthy, detailed, but no unexpected hurdles have arisen.

The mechanism to streamline future permitting for coalbed gas wells on Vancouver Island is being formulated by the Ministry of Energy and Mines. The proposed changes when implemented will have immediate and positive consequences for Priority and other coalbed gas developers throughout the Province.

As part of Priority's 3 test hole drilling program this summer several coal samples were measured for gas content. The desorbed gas content was above average, and would ensure reserves considerably higher than 1 Bcf/160 acres. In addition Dr. Barry Ryan, Coal Geologist for the Ministry of Energy and Mines, performed experiments on the coal at the University of British Columbia that indicated that Priority's coals were over saturated with methane gas, a fact that was indicated during drilling, but now confirmed by independent research.

Gas analysis shows the methane gas recovered is sweet, (no H_2S), with minimal amounts of nitrogen (N_2), and only traces of carbon dioxide (CO_2).

As part of the summer test hole program dozens of coal samples were sent to Birtley Labs in Calgary. The coals were tested for numerous qualities including; sulfur, ash, and heat content. The coal's washability and ability to coke were also tested. Results to date indicate the coals have excellent coking abilities and wash sufficiently well that specifications for the Nymex Appalachian coal contract could be met. The present price for such coal at West Shore Terminals in Vancouver is $50-59/ton. Additional drilling on the western portion of Priority's coal licences could hold the potential for an economic coal deposit. The location of the coal relative to tide water improves project economics dramatically.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

NEIL SWIFT
President

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."

S. E .C. FILE NO. 82 – 873

PRIORITY VENTURES LTD.
710 Back Road
Courtenay, B.C.
V9N 3X2

Phone: (250) 897-0484
Fax: (250) 897-0483
Web Site: www.priority-pvs.com
Email: nswift@priority-pvs.com